

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Shawn P. Clark
Chief Executive Officer
Key Link Assets, Corp.
216 South Jefferson, Suite LL1
Chicago, IL 60661

> **Re: Key Link Assets, Corp.**
> **Registration Statement on Form S-1**
> **Filed August 27, 2013**
> **File No. 333-190836**

Dear Mr. Clark:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of acquiring grocery stores. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock.

   - You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.

- You have no assets, except for $27 of cash.

- You indicate that you are "still in the process of developing our business plan."

Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus.
   For example, you refer to The Future of Food Retailing and Food Marketing Institute, on page 15. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

4. Please include the disclosure required by Item 502(b) of Regulation S-K.

Prospectus Cover Page

5. Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern and that you are a shell company.

6. We note your disclosure that the selling stockholders will sell at a fixed price "until our shares are quoted on an electronic trading market." Since you intend to seek quotation on the OTCBB, and since it is unclear which trading platforms are included in the phrase "electronic trading market," please revise this language to indicate that the selling stockholders will sell at a fixed price *until such time as your shares are quoted on the OTCBB* and thereafter at prevailing market prices or privately negotiated prices. Please make a similar change to your disclosure on page 25 regarding quotation on the OTCBB "or another market."

Prospectus Summary, page 1

7. We note your disclosure on page 2 that the selling stockholders will sell at a fixed price until an active trading market has developed and thereafter at prevailing market prices or privately negotiated prices. Please revise to indicate that the selling stockholders will sell at a fixed price *until such time as your shares are quoted on the OTCBB* and thereafter at prevailing market prices or privately negotiated prices. Please make similar changes on pages 12, 22 and 25 of your prospectus.

Risk Factors, page 3

8. Please delete the second and third sentences in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Industry Overview, page 14

9. We note your statement related to third-party data that "[a]lthough we believe that publications and reports are reliable, we have not independently verified the data." As you are responsible for the information that you choose to include in the prospectus, please revise your statement to remove any implication that you are not responsible for such information.

Forward Looking Statements, page 16

10. Please note that to be eligible to rely upon the safe harbor for forward looking statements provided by Section 27A of the Securities Act of 1933, as amended, an issuer must be subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act at the time such statements are made. As you are not yet subject to such reporting requirements, please revise your disclosure to remove any references to Section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1995.

Description of Business, page 18

11. Please expand your disclosure to provide a more detailed discussion of the services and products that your grocery stores will provide. In this regard, we note your disclosure on page 10 referencing "[y]our restaurant operations."

Business Strategy, page 18

12. We note your disclosure that you anticipate you will be able to achieve financial returns that "meet or exceed industry norms." Please further discuss how your strategy of acquiring stores that are situated in less competitive locales will "exceed industry norms" with regards to financial returns.

13. To enable investors to understand your business, please enhance your disclosure to define or describe in more detail the term "second tier managers" on page 19 and "network of finders" on page 20.

Proposed Milestones to Implement Business Operations, page 19

14. We note your disclosure that you expect to complete your first acquisition in four to six months, an additional two to three acquisitions within nine months and a minimum of three additional acquisitions within twelve months after effectiveness of your registration statement. In short, you indicate that you expect to acquire six to seven grocery stores within twelve months after effectiveness of your registration statement. It does not appear that you have included any amounts in your budgeted expenditures for the acquisition of these grocery stores. Accordingly, please revise your disclosure to ensure it is consistent with your budgeting plans regarding the minimum number of grocery stores you plan to open. If you have no such budgeting plans to open stores, then your discussion should not set forth a growth plan with no probable funding.

15. We note your disclosure that your budget is based on minimum operations, which will be funded by a public or private offering of securities, commercial financing, loans from officers or directors or a combination of these means and that you have not yet made plans to conduct a securities offering. If true, you should revise your disclosure, here and throughout your prospectus where applicable, to also state that the funds necessary to achieve your proposed milestones and implement your business operations may not be available in amounts necessary or at all.

16. Please discuss or cross-reference to the section of the prospectus that discusses the compensation package that will be offered as part of your recruiting efforts for experienced executive management. In this regard, we note your disclosure that "[t]he ideal candidate will be willing to work for a compensation package heavily weighted with incentives based on individual performance and the performance of the Company as a whole," on page 20.

17. Please discuss in further detail the milestones you need to complete in order to generate revenue. For example, please discuss how you intend to acquire inventory and the related estimated expense required to become operational. In this regard, we note your disclosure in the subsection titled "4 to 6 Months" that "[t]he Company expects to complete its initial acquisition during this period which is anticipated to begin to generate revenue."

18. Please disclose, if true, that you currently do not have any agreements with potential acquisition targets.

Pricing, page 21

19. We note your disclosure that you will price "products at a fair value while projecting a competitive pricing image to customers." Please further discuss how you plan to advertise your competitive pricing image while pricing your products at fair value. In this regard, we also note that your disclosure on page 21 appears to indicate that your marketing and advertising strategy will be focused on the "convenient shopping experience."

Procurement, page 21

20. Please revise your disclosure to ensure consistency throughout your registration statement. We note your disclosure that "[t]he Company intends to centralize its purchasing operations and retain just <u>one primary</u> distributor" on page 22. However, we note your risk factor on page 8 that references "a limited number of suppliers" and "a few distribution companies."

Information Technology, page 22

21. We note your disclosure that distributors often provide at no charge the operations and accounting software package. Please further discuss any costs that your company will have to incur to maintain and update the software packages.

Determination of Offering Price, page 22

22. Please revise your disclosure to ensure consistency throughout your registration statement related to the determination of the offering price. In this regard, we note disclosure throughout your prospectus that the offering price has been determined "arbitrarily" by you, however you also include disclosure that that the offering price was based on the price of shares sold to your shareholders in a private offering.

Management's Discussion & Analysis, page 32

Liquidity and Capital Resources, page 32

23. Please revise the disclosed total amount of projected financial requirements for the next 12 months. In this regard, we note your disclosure that "[y]our projected financial requirements for the next 12 months are $35,000" and it appears to not reconcile with the costs disclosed on page 20 that total $36,000.

24. We note your disclosure on page 32 that you expect to finance your operating costs over the next twelve months with existing cash on hand, loans and/or the proceeds from a securities offering. You also disclose that your projected financial requirements for the next 12 months are $35,000. You finally disclose on page 26 that anticipated expenses of the offering are $30,000. Your balance sheet at June 30, 2013 reflects cash of $27 and accounts payable of $34,541. Note 5 on page F-16 indicates your President agreed to provide you with a non-interest bearing, unsecured loan of up to $50,000 following the closing of the Offering. It is unclear how your minimal amount of cash and an anticipated $50,000 loan from your President will be sufficient to fund your offering costs, service your accounts payable and fund your planned expenditures for the next 12 months. Please revise your disclosure in Management's Discussion and Analysis to provide a more focused discussion of your viable plan to continue in business as a going concern for the twelve months succeeding the anticipated effective date of the offering. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

25. Please tell us and clearly disclose whether the $50,000 Mr. Clark has agreed to lend you is supported by a binding written commitment. If not, please indicate. If a binding commitment exists, please consider whether any disclosure should be provided in the financial statements. Please also tell us whether Mr. Clark presently has adequate financial resources to fund such a loan.

Directors and Officers, page 33

26. Please revise the biographical information for Messrs. Clark and Kamin to indicate the dates on which their employment and directorships with the company began. Please also revise to clarify their employment experience during the last five years by including the beginning and ending dates at their places of employment and in their relevant employment positions. Please supplementally confirm that Mr. Clark is no longer employed at Bella Development Group, Inc. or revise his biography accordingly.

Certain Relationships and Related Transactions, page 38

27. Please name the shareholders that engaged in the related party transactions referenced in the first paragraph of this section. In this regard, we note your disclosure that "an aggregate of 14,112,250 shares of the Company's common stock were issued to founders in connection with the organization of the Company." See Item 404(a) of Regulation S-K.

28. Please file as an exhibit your agreement with Mr. Clark regarding the non-interest bearing unsecured loan he has agreed to provide to the company. In this regard, we note your disclosure that "Mr. Clark has agreed to provide a non-interest bearing unsecured loan to the company of up to $50,000 following the closing of the Offering." Please refer to Item 601(b)(10) of Regulation S-K. If this agreement is not evidenced in writing, please

disclose that it is a verbal agreement and, if true, that Mr. Clark may determine not to lend the money to the company.

29. We note your disclosure that Mr. Clark provided your company loans during 2013. If such loans are evidenced in writing, please file the loan agreements as exhibits.

Security Ownership of Certain Beneficial Owners and Management, page 38

30. We note your disclose in the first paragraph on page 36 that on May 13, 2010 you issued 4,233,675 shares to Mr. Clark and 5,644,900 shares to Mr. Kamin. We also note your disclosure in Note 3 on page F-9 that on that date you issued 14,112,250 shares to three founders of the company. Please reconcile these disclosures to the information presented in the table of significant shareholders at the top of page 39 which appears to show that five shareholders own 14,112,250 shares. If Mr. Dunkel and Mr. Petersen are founders of the company, please disclose this. If not, please disclose when and how they acquired their shares or otherwise make it apparent how the disclosure in Note 3 is consistent with similar disclosure in the above-referenced table.

Exhibit 5.1

31. Please have counsel revise the opinion to consent to being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director